Form 40-F
period 2025-12-31
Santacruz Silver Mining Ltd.
filed 2026-05-01
CIK 1548536

UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

WASHINGTON, D.C. 20549

FORM 40-F

[Check one]

☐	REGISTRATION STATEMENT PURSUANT TO SECTION 12 OF THE SECURITIES EXCHANGE ACT OF 1934

OR

☒	ANNUAL REPORT PURSUANT TO SECTION 13(A) OR 15(D) OF THE SECURITIES EXCHANGE ACT OF 1934

For the fiscal year ended December 31, 2025

Commission File Number 001-43051

Santacruz Silver Mining Ltd.

(Exact name of Registrant as specified in its charter)

British Columbia, Canada

(Province or other jurisdiction of incorporation or organization)

1040

(Primary Standard Industrial Classification Code Number (if applicable))

Not Applicable

(I.R.S. Employer Identification Number (if applicable))

480 – 1140 West Pender Street

Vancouver, British Columbia

Canada V6E 4G1

(Address and telephone number of Registrant’s principal executive offices)

Puglisi & Associates

850 Library Avenue, Suite 204

Newark, Delaware 19711

(302) 738-6680

(Name, address (including zip code) and telephone number (including area code)

of agent for service in the United States)

Copies of all communications, including communications sent to agent for service, should be sent to:

Rick A. Werner, Esq.

Alla Digilova, Esq.

Haynes and Boone, LLP

30 Rockefeller Plaza, 26th Floor

New York, New York 10112

Tel. (212) 659-7300

Fax (212) 884-8234

Securities registered or to be registered pursuant to Section 12(b) of the Act:

Title of each class	Trading Symbol(s)	Name of each exchange on which registered
Common shares, no par value	SCZM	Nasdaq Capital Market

Securities registered or to be registered pursuant to Section 12(g) of the Act: None.

Securities for which there is a reporting obligation pursuant to Section 15(d) of the Act: None.

For annual reports, indicate by check mark the information filed with this Form:

☒	Annual information form	☒	Audited annual financial statements

Indicate the number of outstanding shares of each of the issuer’s classes of capital or common stock as of the close of the period covered by the annual report: 92,401,115 common shares

Indicate by check mark whether the Registrant (1) has filed all reports required to be filed by Section 13 or 15(d) of the Exchange Act during the preceding 12 months (or for such shorter period that the Registrant was required to file such reports) and (2) has been subject to such filing requirements for the past 90 days.

Yes	☒	No	☐

Indicate by check mark whether the registrant has submitted electronically every Interactive Data File required to be submitted pursuant to Rule 405 of Regulation S-T (§232.405 of this chapter) during the preceding 12 months (or for such shorter period that the registrant was required to submit such files).

Yes	☒	No	☐

Indicate by check mark whether the registrant is an emerging growth company as defined in Rule 12b-2 of the Exchange Act.

Emerging growth company	☒

If an emerging growth company that prepares its financial statements in accordance with U.S. GAAP, indicate by check mark if the registrant has elected not to use the extended transition period for complying with any new or revised financial accounting standards† provided pursuant to Section 13(a) of the Exchange Act. ☐

† The term “new or revised financial accounting standard” refers to any update issued by the Financial Accounting Standards Board to its Accounting Standards Codification after April 5, 2012.

Indicate by check mark whether the registrant has filed a report on and attestation to its management’s assessment of the effectiveness of its internal control over financial reporting under Section 404(b) of the Sarbanes-Oxley Act (15 U.S.C. 7262(b)) by the registered public accounting firm that prepared or issued its audit report. ☐

If securities are registered pursuant to Section 12(b) of the Act, indicate by check mark whether the financial statements of the registrant included in the filing reflect the correction of an error to previously issued financial statements. ☐

Indicate by check mark whether any of those error corrections are restatements that required a recovery analysis of incentive-based compensation received by any of the registrant’s executive officers during the relevant recovery period pursuant to §240.10D-1(b). ☐

EXPLANATORY NOTE

Santacruz Silver Mining Ltd. (the “Company” or the “Registrant”) is a Canadian public company whose common shares are listed on the TSX Venture Exchange, the Frankfurt Stock Exchange, and the Nasdaq Capital Market. The Company is eligible to file its annual report pursuant to Section 13 of the Securities Exchange Act of 1934, as amended (the “Exchange Act”), on Form 40-F (this “Annual Report”) pursuant to the multi-jurisdictional disclosure system of the Exchange Act. The Company is a “foreign private issuer” as defined by Rule 3b-4 under the Exchange Act. The equity securities of the Company are accordingly exempt from Sections 14(a), 14(b), 14(c), 14(f) and 16 of the Exchange Act pursuant to Rule 3a12-3 of the Exchange Act.

FORWARD-LOOKING STATEMENTS

This Annual Report and the exhibits attached hereto may contain certain forward-looking information and statements, including statements relating to matters that are not historical facts and statements of the Company’s beliefs, intentions and expectations about developments, results and events which will or may occur in the future, including “forward-looking statements” within the meaning of the “safe harbor” provisions of the United States Private Securities Litigation Reform Act of 1995, as amended, and within the meaning of Canadian securities laws, collectively referred to as “forward-looking statements.” The forward-looking statements contained in this Annual Report are made only as of the date hereof. The forward-looking statements contained in the exhibits incorporated by reference in this Annual Report are made only as of the respective dates set forth in such exhibits. The Company does not have, or undertake, any obligation to update or revise any forward-looking statements whether as a result of new information, subsequent events or otherwise, unless otherwise required by law.

Without limitation, these statements relate to the expectations of management about future events, results of operations and the Company’s future performance (both operational and financial) and business prospects. All statements other than statements of historical fact are forward-looking statements. The use of any of the words “anticipate,” “plan,” “contemplate,” “continue,” “estimate,” “expect,” “intend,” “propose,” “might,” “may,” “will,” “shall,” “project,” “should,” “could,” “would,” “believe,” “predict,” “forecast,” “target,” “aim,” “pursue,” “potential,” “objective” and “capable” and the negative of these terms or other similar expressions are generally indicative of forward-looking statements. These statements involve known and unknown risks, uncertainties and other factors that may cause actual results or events to differ materially from those anticipated in such forward-looking statements. No assurance can be given that these expectations will prove to be correct and such forward-looking statements should not be unduly relied on.

In particular, this Annual Report and the exhibits attached hereto contain forward-looking statements or information pertaining to the following: future financial or operational performance; the expected timing for release of forecasts for 2026, including our estimated production of silver, zinc, lead and copper, and for our estimated cash costs, all-in sustaining cost, capital and exploration, mine operation, general and administrative, care and maintenance expenditures; future anticipated prices for silver, zinc, lead and copper and other metals and assumed foreign exchange rates; the impacts of inflation on the Company and its operations; whether the Company is able to maintain a strong financial condition and have sufficient capital, or have access to capital, to sustain our business and operations; the timing and outcome with respect to the Company’s environmental, social and governance activities, and the Company’s corporate social responsibility activities and our reporting in respect thereof; the ability of the Company to successfully complete any capital projects, the expected economic or operational results derived from those projects, and the impacts of any such projects on the Company; the potential maximum consideration payable pursuant to the omnibus agreement (the “Omnibus Agreement”) dated October 3, 2024 between Glencore Finance (Bermuda) Ltd., Glencore International AG (collectively, “Glencore”) the Company and certain subsidiaries of the Company; the future results of our exploration activities, anticipated mineral reserves and mineral resources; the costs associated with the Company’s decommissioning obligations; the Company’s plans and expectations for its properties and operations; and expectations with respect to the future anticipated impact of pandemics on our operations.

These forward-looking statements and information reflect the Company’s current views with respect to future events and are necessarily based upon a number of assumptions and estimates that, while considered reasonable by the Company, are inherently subject to significant operational, business, economic, competitive, political, regulatory, and social uncertainties and contingencies. These assumptions, include: our ability to implement environmental, social and governance activities; tonnage of ore to be mined and processed; ore grades and recoveries; that the Company will receive all required regulatory approvals to operate; that the market price of zinc may be above certain minimum thresholds for the payment of the contingent payments to Glencore pursuant to the Omnibus Agreement; prices for silver, zinc, lead, copper remaining as estimated; currency exchange rates remaining as estimated; capital, decommissioning and reclamation estimates; our mineral reserve and mineral resource estimates and the assumptions upon which they are based; prices for energy inputs, labour, materials, supplies and services (including transportation); no labour-related disruptions at any of our operations; no unplanned delays or interruptions in scheduled production; protection of our interests against claims and legal proceedings; all necessary permits, licenses and regulatory approvals for our operations are received in a timely manner and can be maintained. The foregoing list of assumptions is not exhaustive.

The Company cautions the reader that forward-looking statements and information involve known and unknown risks, uncertainties and other factors that may cause actual results and developments to differ materially from those expressed or implied by such forward-looking statements or information contained in the Company’s Management’s Discussion and Analysis attached hereto as Exhibit 99.2 (the “MD&A”) and the Company has made assumptions and estimates based on or related to many of these factors. Such factors include, some of which are described in the “Risk Factors” section of the MD&A without limitation: fluctuations in silver, zinc, lead and copper prices; fluctuations in prices for energy inputs; fluctuations in currency markets (such as the MXN, BOL and CAD versus the USD); risks related to the technological and operational nature of the Company’s business; required regulatory approvals; changes in national and local government, legislation, taxation, controls or regulations and political, legal or economic developments in Canada, the United States, Mexico, Bolivia or other countries where the Company may carry on business, some of which might prevent or cause the suspension or discontinuation of mining activities, including the risk of expropriation related to certain of our operations, particularly in Bolivia; risks and hazards associated with the business of mineral exploration, development and mining (including environmental hazards, industrial accidents, unusual or unexpected geological or structural formations, pressures, cave-ins and flooding); risks relating to the credit worthiness or financial condition of suppliers, refiners and other parties with whom the Company does business; inadequate insurance, or inability to obtain insurance, to cover these risks and hazards; employee relations; relationships with and claims by the local communities and indigenous populations; availability and increasing costs associated with mining inputs and labour; the Company’s ability to secure our mine sites or maintain access to our mine sites due to criminal activity, violence, or civil and labour unrest; that changes to the market price of zinc may affect the total consideration payable to Glencore pursuant to the Omnibus Agreement; the speculative nature of mineral exploration and development, including the risk of obtaining or retaining necessary licenses and permits; challenges to, or difficulty in maintaining, the Company’s title to properties and continued ownership thereof; diminishing quantities or grades of mineral reserves as properties are mined; global financial conditions; the Company’s ability to complete and successfully integrate acquisitions, and to mitigate other business combination risks; the actual results of current exploration activities, conclusions of economic evaluations, and changes in project parameters to deal with unanticipated economic or other factors; increased competition in the mining industry for properties, equipment, qualified personnel, and their costs; having sufficient cash to pay obligations as they come due; the duration and effects of any epidemics or pandemics on our operations and workforce, and their effects on global economies and society. Although the Company has attempted to identify important factors that could cause actual results to differ materially, there may be other factors that cause results not to be as anticipated, estimated, described, or intended.

PRINCIPAL DOCUMENTS

The following documents, filed hereto as Exhibits 99.1, 99.2 and 99.3, respectively, are hereby incorporated by reference into this Annual Report:

(a)	Annual Information Form of Santacruz Silver Mining Ltd. for the fiscal year ended December 31, 2025.

(b)	Management’s Discussion and Analysis of Santacruz Silver Mining Ltd. for the fiscal year ended December 31, 2025.

(c)	Audited Annual Consolidated Financial Statements of Santacruz Silver Mining Ltd. for the fiscal years ended December 31, 2025, and December 31, 2024.

DIFFERENCES IN UNITED STATES AND CANADIAN REPORTING PRACTICES

The Company is permitted, under a multijurisdictional disclosure system adopted by the United States, to prepare this Annual Report in accordance with Canadian disclosure requirements, which are different from those of the United States. The Company prepares its financial statements, which are filed with this Annual Report, in accordance with International Financial Reporting Standards as issued by the International Accounting Standards Board (“IFRS Accounting Standards”). The Company’s financial statements have been audited in accordance with Canadian generally accepted auditing standards, which differ from the standards of the Public Company Accounting Oversight Board (United States) (“PCAOB”). Consequently, the Company’s financial statements may not be comparable to those prepared by U.S. companies. The Company’s audited financial statements as at and for the years ended December 31, 2025, and 2024 are attached hereto as Exhibit 99.3 to this Annual Report and incorporated by reference herein.

MINERAL RESOURCE AND MINERAL RESERVE ESTIMATES

Unless otherwise indicated, all mineral resource and mineral reserve estimates in this Annual Report and the documents incorporated by reference herein have been prepared in accordance with the requirements of Canadian provincial securities laws, which differ from the requirements of United States securities laws.

As a result, the Company reports the mineral reserves and resources of the projects it has an interest in according to Canadian standards. Canadian reporting requirements for disclosure of mineral properties are governed by National Instrument 43-101 - Standards of Disclosure for Mineral Projects (“NI 43-101”). NI 43-101 is a rule developed by the Canadian Securities Administrators that establishes standards for all public disclosure an issuer makes of scientific and technical information concerning mineral projects. These standards differ from the requirements of the SEC that are applicable to domestic United States reporting companies under subpart 1300 of Regulation S-K (“SK 1300”) under the Exchange Act. As an issuer that prepares and files its reports with the SEC pursuant to the multijurisdictional disclosure system, the Company is not subject to the requirements of SK 1300. Any mineral reserves and mineral resources reported by the Company in accordance with NI 43-101 may not qualify as such under or differ from those prepared in accordance with SK 1300. Accordingly, information and documents included or incorporated by reference in this Annual Report concerning descriptions of mineralization and estimates of mineral reserves and resources under Canadian standards may not be comparable to similar information made public by United States companies subject to the reporting and disclosure requirements of SK 1300.

CURRENCY

Unless otherwise indicated, all dollar amounts in this Annual Report are in United States dollars.

ADDITIONAL DISCLOSURE

(a) Certifications. See Exhibits 99.4, 99.5, 99.6 and 99.7 to this Annual Report.

(b) Evaluation of disclosure controls and procedures. As of the end of the period covered by this report, an evaluation was carried out under the supervision of and with the participation of the Company’s management, including the Company’s principal executive officer and principal financial officer, of the effectiveness of the design and operation of the Company’s disclosure controls and procedures (as defined in Rule 13a-15(e) and Rule 15d-15(e) under the Exchange Act). Based on that evaluation, the Company’s principal executive officer and principal financial officer have concluded that, as of the end of the period covered by this report, the Company’s disclosure controls and procedures were effective to ensure that information required to be disclosed by the Company in reports that it files or submits under the Exchange Act is (i) recorded, processed, summarized and reported within the time periods specified in the Securities and Exchange Commission’s (the “Commission”) rules and forms and (ii) accumulated and communicated to the Company’s management, including its principal executive and principal financial officers, or persons performing similar functions, as appropriate to allow timely decisions regarding required disclosure.

It should be noted that while the Company’s principal executive officer and principal financial officer believe that the Company’s disclosure controls and procedures provide a reasonable level of assurance that they are effective, they do not expect that the Company’s disclosure controls and procedures or internal control over financial reporting will prevent all errors and fraud. A control system, no matter how well conceived or operated, can provide only reasonable, not absolute assurance that the objectives of the control system are met.

(c) Management’s Annual Report on Internal Control Over Financial Reporting. This Annual Report does not include a report of management’s assessment regarding internal control over financial reporting or an attestation report of the Company’s registered public accounting firm due to a transition period established by rules of the Securities and Exchange Commission for newly public companies.

(d) Attestation report of the registered public accounting firm. In accordance with the United States Jumpstart Our Business Startup Act (the “JOBS Act”), the Company qualifies as an “emerging growth company” (an “EGC”), which entitles the Company to take advantage of certain exemptions from various reporting requirements. Specifically, the JOBS Act defers the requirement to have the Company’s independent auditor assess the Company’s internal controls over financial reporting under Section 404(b) of the Sarbanes-Oxley Act for so long as the Company remains an EGC. Accordingly, this Annual Report does not include an attestation report of the Company’s registered public accounting firm due to the Company’s status as an EGC.

(e) Changes in internal control over financial reporting. There were no changes in the Company’s internal control over financial reporting that have materially affected, or are reasonably likely to materially affect, the Company’s internal control over financial reporting during the period covered by this Annual Report.

NOTICES PURSUANT TO REGULATION BTR

The Company was not required by Rule 104 of Regulation BTR to send any notices to any of its directors or executive officers during the fiscal year ended December 31, 2025.

IDENTIFICATION OF THE AUDIT COMMITTEE

The Company has a separately-designated standing audit committee established in accordance with Section 3(a)(58)(A) of the Exchange Act and satisfies the requirements of Exchange Act Rule 10A-3. The members of the audit committee are: Federico Villaseñor, Larry Okada and Barry Girling.

AUDIT COMMITTEE FINANCIAL EXPERT

The Company’s Board of Directors (the “Board”) has determined that Larry Okada is (i) an audit committee financial expert, under the applicable criteria prescribed by the Commission in the general instructions of Form 40-F and the listing rules of the Nasdaq Stock Market LLC (“Nasdaq”) and (ii) independent, under the applicable listing rules of Nasdaq.

The Commission has indicated that the designation of a person as an audit committee financial expert does not make such person as “expert” for any purpose, impose on such person any duties, obligations or liability that are greater than those imposed on such person as a member of the Audit Committee and Board in the absence of such designation, or affect the duties, obligations or liability of any other member of the Audit Committee or Board.

CODE OF ETHICS

The Company’s Board has adopted a written Code of Business Conduct and Ethics (the “Code”), by which it and all employees, officers, directors and consultants of the Company, including the Company’s principal executive officer, principal financial officer and principal accounting officer or controller, abide. The Code is posted on the Company’s website at https://santacruzsilver.com/. The Code meets the requirements for a “code of ethics” within the meaning of that term in General Instruction 9(b) of the Form 40-F.

There were no waivers granted in respect of the Code during the fiscal year ended December 31, 2025. If there is an amendment to the Code, or if a waiver of the Code is granted to any of the Company’s principal executive officer, principal financial officer, principal accounting officer or controller, the Company intends to disclose any such amendment or waiver by posting such information on the Company’s website within five business days of the amendment or waiver and such information will remain available for a twelve-month period. Unless and to the extent specifically referred to herein, the information on the Company’s website shall not be deemed to be incorporated by reference in this annual report.

TAX MATTERS

Purchasing, holding, or disposing of securities of the Registrant may have tax consequences under the laws of the United States and Canada that are not described in this Annual Report.

PRINCIPAL ACCOUNTANT FEES AND SERVICES

Davidson & Company LLP (PCAOB ID No. 731), is the Company’s independent registered public accounting firm.

The required disclosure is included under the heading “Audit Committee” in the AIF, filed as Exhibit 99.1 to this Annual Report.

For a description of the Company’s pre-approval policies and procedures related to the provision of non-audit services, see “Pre-Approval Policies and Procedures” on page 159 of the AIF, which is attached as Exhibit 99.1 to this Annual Report and incorporated by reference herein. The fees for services rendered by Davidson & Company LLP and Deloitte LLP (PCAOB ID No. 1208) are set forth on page 159 of the AIF. All fees have been pre-approved by the Audit Committee and therefore none of the services therein were approved by the Audit Committee pursuant to paragraph (c)(7)(i)(C) of Rule 2-01 of Regulation S-X.

OFF-BALANCE SHEET ARRANGEMENTS

The Company does not have any “off-balance sheet arrangements” (as that term is defined in paragraph (11) of General Instruction B to Form 40-F) that have or are reasonably likely to have a current or future effect on its financial condition, changes in financial condition, revenues or expenses, results of operations, liquidity, capital expenditures or capital resources that are material to investors, which are not otherwise discussed in the Company’s Management’s Discussion and Analysis for the fiscal year ended December 31, 2025, filed as Exhibit 99.2 to this Annual Report.

TABULAR DISCLOSURE OF CONTRACTUAL OBLIGATIONS

The required disclosure is included under the heading “Contractual Obligations” in the Company’s Management’s Discussion and Analysis for the fiscal year ended December 31, 2025, filed as Exhibit 99.2 to this Annual Report.

MINE SAFETY DISCLOSURE

Not applicable.

DIFFERENCES IN NASDAQ AND CANADIAN CORPORATE GOVERNANCE PRACTICES

The Registrant is a foreign private issuer and its common shares are listed on the Nasdaq Capital Market.

Nasdaq Rule 5615(a)(3) permits a foreign private issuer to follow its home country practice in lieu of the requirements of the Rule 5600 Series, the requirement to distribute annual and interim reports set forth in Rule 5250(d), and the Direct Registration Program requirement set forth in Rules 5210(c) and 5255; provided, however, that such a company shall comply with the Notification of Material Noncompliance requirement (Rule 5625), the Voting Rights requirement (Rule 5640), have an audit committee that satisfies Rule 5605(c)(3), and ensure that such audit committee’s members meet the independence requirement in Rule 5605(c)(2)(A)(ii).

The Registrant has reviewed the Nasdaq corporate governance requirements and confirms that except as described below, the Registrant is in compliance with the Nasdaq corporate governance standards in all significant respects:

The Registrant does not follow Rule 5605(b)(2), which requires companies to have regularly scheduled meetings at which only independent directors are present. In lieu of following Rule 5605(b)(2), the Registrant follows the rules of the TSX Venture Exchange.

The Registrant does not follow Rule 5620(c), under which the Nasdaq minimum quorum requirement for a shareholder meeting is 33-1/3% of the outstanding shares of a company’s voting stock. In addition, a registrant listed on Nasdaq is required to state its quorum requirement in its by-laws. The Registrant’s quorum requirement is set forth in its articles. Pursuant to the Registrant’s articles, a quorum for a meeting of shareholders of the Registrant constitutes two shareholders or proxyholders that hold or represent, as applicable, at least 5% of the shares entitled to vote at the meeting present in person or represented by proxy. In lieu of following Rule 5620(c) (shareholder quorum), the Registrant follows applicable Canadian corporate and securities laws and the rules of the TSX.

The Registrant does not follow Rule 5605(d)(1), which requires that the formal written compensation committee charter of an issuer specifies that the compensation committee may select, or receive advice from, a compensation consultant, legal counsel or other adviser to the compensation committee only after taking into consideration the specific factors enumerated in Rule 5605(d)(3)(D). In lieu of following Rule 5605(d)(1), the Registrant follows the rules of the TSX Venture Exchange.

The Registrant does not follow Rule 5635, which establishes shareholder approval requirements prior to the issuance of securities in certain circumstances, such as the acquisition of shares or assets of another company, the establishment of or amendments to equity-based compensation plans for employees, rights issues at or below market price, certain private placements, directed issues at or above market price and issuance of convertible notes. In lieu of following Rule 5635, the Registrant follows the rules of the TSX Venture Exchange.

The Registrant does not follow Nasdaq Rule 5620(b), under which a listed company that is not a limited partnership must solicit proxies and provide proxy statements for all meetings of shareholders, and also provide copies of such proxy solicitation materials to Nasdaq. The Company is a “foreign private issuer” as defined in Rule 3b-4 under the Exchange Act, and the equity securities of the Company are accordingly exempt from the proxy rules set forth in Sections 14(a), 14(b), 14(c) and 14(f) of the Exchange Act. In lieu of following Nasdaq Rule 5620(b), the Registrant solicits proxies in accordance with applicable rules and regulations in Canada.

The Registrant does not follow Rule 5605(e)(1), which requires independent director involvement in the selection of director nominees, by having a nominations committee comprised solely of independent directors. In lieu of following Rule 5605(e)(1), the Registrant follows the rules of the TSX Venture Exchange.

The foregoing is consistent with the laws, customs, and practices in the province of British Columbia and Canada.

Further information about the Registrant’s governance practices is included on the Registrant’s website.

DISCLOSURE REGARDING FOREIGN JURISDICTIONS THAT PREVENT INSPECTIONS

Not applicable.

RECOVERY OF ERRONEOUSLY AWARDED COMPENSATION

Not applicable.

UNDERTAKING AND CONSENT TO SERVICE OF PROCESS

A.	Undertaking

The Company undertakes to make available, in person or by telephone, representatives to respond to inquiries made by the Commission staff, and to furnish promptly, when requested to do so by the Commission staff, information relating to: the securities registered pursuant to Form 40-F; the securities in relation to which the obligation to file an annual report on Form 40-F arises; or transactions in said securities.

B.	Consent to Service of Process

The Company has previously filed with the Commission a written consent to service of process and power of attorney on Form-F-X. Any changes to the name or address of the Company’s agent for service shall be communicated promptly to the Commission by amendment to the Form F-X referencing the file number of the Company.

SIGNATURES

Pursuant to the requirements of the Exchange Act, the Company certifies that it meets all of the requirements for filing on Form 40-F and has duly caused this Annual Report to be signed on its behalf by the undersigned, thereto duly authorized.

Date: May 1, 2026

SANTACRUZ SILVER MINING LTD.

By:	/s/ Andres Bedregal
Name:	Andres Bedregal
Title:	Chief Financial Officer

EXHIBIT INDEX

The following documents are being incorporated by reference or filed with the Commission as Exhibits to this Annual Report:

Exhibit No.	Description
97.1	Clawback Policy (Incorporated by reference to Exhibit 99.55 to the Registration Statement on Form 40-F of Santacruz Silver Mining Ltd. filed with the Commission on January 12, 2026).
99.1	Annual Information Form for the fiscal year ended December 31, 2025.
99.2	Management’s Discussion and Analysis for the year ended December 31, 2025.
99.3	Audited Consolidated Financial Statements for the years ended December 31, 2025, and 2024.
99.4	Certificate of Chief Executive Officer required by Rule 13a-14(a) or Rule 15d-14(a), pursuant to Section 302 of the Sarbanes-Oxley Act of 2002.
99.5	Certificate of Chief Financial Officer required by Rule 13a-14(a) or Rule 15d-14(a), pursuant to Section 302 of the Sarbanes-Oxley Act of 2002.
99.6	Certificate of Chief Executive Officer pursuant to 18 U.S.C. Section 1350, as adopted pursuant to Section 906 of the Sarbanes-Oxley Act of 2002.
99.7	Certificate of Chief Financial Officer pursuant to 18 U.S.C. Section 1350, as adopted pursuant to Section 906 of the Sarbanes-Oxley Act of 2002.
99.8	Consent of Davidson & Company LLP.
99.9	Consent of Deloitte LLP.
99.10	Consent of Garth Kirkham, P. Geo.
99.11	Consent of Richard Mervin Goodwin.
99.12	Consent of Shane Tad Crowie, P. Eng.
99.13	Consent of Garth Kirkham, P. Geo.
99.14	Consent of Paul Thornton, P. Eng.
99.15	Consent of Shane Tad Crowie, P. Eng.
99.16	Certificate of Qualified Person, dated April 30, 2026
99.17	Certificate of Qualified Person, dated April 30, 2026
99.18	Certificate of Qualified Person, dated April 30, 2026
99.19	Technical Report on the Zimapan Mine Operations, dated December 31, 2025
101.INS	Inline XBRL Instance Document
101.SCH	Inline XBRL Taxonomy Extension Schema
101.CAL	Inline XBRL Taxonomy Calculation Linkbase
101.LAB	Inline XBRL Taxonomy Extension Labels Linkbase
101.PRE	Inline XBRL Taxonomy Extension Presentation Linkbase
101.DEF	Inline XBRL Taxonomy Extension Definition Document
104	Cover Page Interactive Data File (embedded within the Inline XBRL and contained in Exhibit 101)